SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Numerical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67053T101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                                 Synopsys, Inc.
               Steven K. Shevick, Senior Vice President, Finance
                            700 East Middlefield Road
                         Mountain View, California 94043
                                 (650) 584-5000

                                 With a copy to:
                             Victor I. Lewkow, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
--------------------------------------------------------------------------------
                                January 12, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Synopsys, Inc.
              IRS Identification Number:  561546236

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                         (b)|_|
     3        SEC USE ONLY


     4        SOURCE OF FUNDS
              WC, OO

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Delaware

                               7       SOLE VOTING POWER

    NUMBER OF SHARES                            7,090,103

      BENEFICIALLY             8       SHARED VOTING POWER

       OWNED BY                                         0

     EACH REPORTING            9       SOLE DISPOSITIVE POWER

      PERSON WITH                               7,090,103

                              10      SHARED DISPOSITIVE POWER

                                                        0


     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              7,090,103
     12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              21.0%

     14       TYPE OF REPORTING PERSON

              CO

Item 1.           Security and Issuer.

         This statement relates to shares of common stock of Numerical Technologies, Inc. (the "Company"), par value $0.0001 per share (the "Company Common Shares"). The address and principal executive office of the Company is 70 West Plumeria Avenue, San Jose, California 95134.

Item 2.           Identity and Background.

         This statement is filed, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), by Synopsys, Inc. ("Synopsys"), a Delaware corporation. Synopsys' business address is 700 East Middlefield Road, Mountain View, California 94043. Synopsys is principally engaged in the creation of electronic design automation (EDA) tools for the global electronics market.

         During the last five years, Synopsys has not been convicted in any criminal proceeding. During the last five years, Synopsys has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Synopsys is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The name, business address, citizenship and present principal occupation or employment of each director and executive officer of Synopsys are set forth on Schedule I hereto and are incorporated herein by reference. Unless otherwise specified, each executive officer and director is a citizen of the United States.

         During the last five years, to the best of Synopsys' knowledge, no person on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         Pursuant to, and subject to the terms and conditions contained in, the Stockholder Tender Agreement described in Item 4, Synopsys may be deemed to have acquired beneficial ownership of by virtue of entering into a Stockholder Tender Agreement with certain stockholders of the Company. Synopsys has not paid any consideration to such stockholders in connection with the execution and delivery of the Stockholder Tender Agreement described under Item 4 of this statement. The source of the $17,766.16 of funds used to purchase the 40,562 Company Common Shares owned by Synopsys was working capital.

Item 4.           Purpose of Transaction.

         Merger Agreement. On January 12, 2003, Synopsys, Neon Acquisition Corporation, a newly formed wholly-owned Delaware subsidiary of Synopsys ("Purchaser"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). Upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser, as promptly as practicable after the date of the Merger Agreement, will commence a cash tender offer (the "Offer") to purchase all outstanding Company Common Shares at a price of $7.00 per share (the "Offer Price"), net to the seller in cash. Following the completion of the Offer and the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, (i) Purchaser will be merged under Delaware law into the Company (the "Merger"), with the Company being the surviving corporation,
(ii) each Company Common Share that is not tendered and accepted pursuant to the Offer (other than Company Common Shares owned by Synopsys or the Company or any of their respective wholly owned subsidiaries) will be converted into the right to receive in cash an amount per share equal to the Offer Price and (iii) each share of common stock, par value $0.001 per share, of Purchaser that is issued and outstanding immediately prior to the Merger will be converted into one share of common stock, par value $0.001 per share, of the surviving corporation.

         The Offer, the Merger and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of certain conditions, including receipt of regulatory approvals, as set forth in the Merger Agreement. Consummation of the Offer and the Merger would result in the Company becoming a wholly-owned subsidiary of Synopsys and the Company Common Shares ceasing to be listed on the Nasdaq National Market. The Merger Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

         The purpose of the Offer and the Merger is to enable Synopsys to acquire control of the Company by acquiring all of the outstanding Company Common Shares.

         Stockholder Tender Agreement. Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Synopsys and Purchaser to enter into the Merger Agreement, certain directors and executive officers of the Company and certain of their spouses (the "Stockholders"), in their capacity as stockholders of the Company, entered into a Stockholder Tender Agreement (the "Stockholder Tender Agreement") with Synopsys, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference. Pursuant to the Stockholder Tender Agreement and as more fully described therein, each Stockholder, among other things, (i) agreed to tender into the Offer, and not withdraw, all Company Common Shares of which he or she is the beneficial owner (including Company Common Shares subsequently received due to the exercise of options or otherwise) or has the sole right to vote and dispose, and any Company Common Shares over which such Stockholder subsequently acquires beneficial ownership (the "Subject Shares"),
(ii) granted to Synopsys an irrevocable option for 60 days to purchase the Subject Shares at a price of $7.00 per share, exercisable if Purchaser has acquired Company Common Shares pursuant to the Offer and such Stockholder failed to tender into the Offer or has withdrawn any of his or her Subject Shares,
(iii) agreed to vote any of his or her Subject Shares (A) in favor of the adoption of the Merger Agreement and approving the transactions contemplated by the Merger Agreement, including the Merger; (B) against (other than the transactions contemplated by the Merger Agreement) any "Alternative Transaction" or any action that would or is designed to delay, prevent or frustrate the Offer and the transactions contemplated by the Merger Agreement, (iv) granted Synopsys an irrevocable proxy to vote all of their Subject Shares as contemplated by clause (iii) of this paragraph, (v) subject the Subject Shares to certain transfer restrictions and (vi) agreed that they and their representatives would not solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any person relating to or otherwise facilitate an Alternative Transaction. "Alternative Transaction" means, other than the transactions contemplated by the Merger Agreement, (1) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Company or its subsidiaries whose assets, individually or in the aggregate, would constitute 40 percent or more of the consolidated assets of the Company, (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 40 percent or more of the assets of the Company and its subsidiaries in a single transaction or series of related transactions, (3) any tender offer or exchange offer for 40 percent or more of the outstanding Company Common Shares or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith or (4) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

         In addition, Messrs. Pati and Wang agreed in the Stockholder Tender Agreement to certain non-competition, confidentiality and related covenants that apply upon the purchase of Company Common Shares by Purchaser.

         Synopsys did not pay any additional consideration to the Stockholders in connection with the execution and delivery of the Stockholder Tender Agreement. The purpose of the Stockholder Tender Agreement is to increase the likelihood that the Offer and the Merger will be consummated.

         The Stockholder Tender Agreement terminates when and if the Merger Agreement is terminated without the consummation of the Merger.

      Not including Company Common Shares that the Stockholders may subsequently receive due to the exercise of options, as a result of entering into the Stockholder Tender Agreement and accepting the proxies granted thereunder, as of January 21, 2003, Synopsys may be deemed to have acquired beneficial ownership of an aggregate of 6,341,921 Company Common Shares that were either owned by the Stockholders or over which the Stockholders had the power to vote and dispose and that Synopsys may have the right to acquire. Such Company Common Shares represented approximately 18.8% of the outstanding Company Common Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of Synopsys under Section 13(d) of the Exchange Act.

      Including Company Common Shares that the Stockholders may subsequently receive due to the exercise of options, as a result of entering into the Stockholder Tender Agreement and accepting the proxies granted thereunder, as of January 21, 2003, Synopsys may be deemed to have acquired beneficial ownership of an aggregate of 7,049,541 Company Common Shares that were either owned by the Stockholders or over which the Stockholders had the power to vote and dispose and that Synopsys may have the right to acquire. Such Company Common Shares represented approximately 20.9% of the outstanding Company Common Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of Synopsys under Section 13(d) of the Exchange Act.

      Two Stockholders, Messrs. Pati and Wang, have pre-established Rule 10b5-1 trading plans. Pursuant to these trading plans, Messrs. Pati and Wang, have sold 119,700 and 105,000 Company Common Shares, respectively, since entering into the Stockholder Tender Agreement, which sales are reflected in the information provided in this statement. In addition, Messrs. Pati and Wang may continue to make sales of Company Common Shares in accordance with their respective Rule 10b5-1 trading plans following the filing of this statement, in which event the number of Company Common Shares beneficially owned by Synopsys will automatically be correspondingly reduced.

      All percentages of Company Common Shares beneficially owned described in this statement are based upon 33,712,870 Company Common Shares outstanding at January 21, 2003.

         Pursuant to the terms of the Merger Agreement, promptly upon the purchase by Purchaser pursuant to the Offer or otherwise of such number of Company Common Shares as represents at least a majority of the outstanding Company Common Shares, Purchaser is entitled to designate such number of directors on the Board of Directors of the Company equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Board of Directors of the Company and (y) the percentage that such number of Company Common Shares so purchased bears to the number of Company Common Shares outstanding, and the Company shall, upon request by Purchaser, promptly increase the size of the Board of Directors of the Company or use its best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and shall cause Purchaser's designees to be so elected.

         Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, the directors and officers of the Company will be the directors and officers of Purchaser immediately prior to the Merger, until their respective successors are duly elected or appointed and qualified.

         Following completion of the Offer and the Merger, Synopsys intends to integrate the Company's business and operations with those of Synopsys under the direction of Synopsys' management.

         Upon consummation of the Merger, and subject to the terms of the Merger Agreement, the Certificate of Incorporation of the Company will be amended and restated to contain the text of the Certificate of Incorporation of Purchaser, as in effect immediately prior to the Merger, except as necessary to reflect the fact that the name of the Company shall continue to be "Numerical Technologies, Inc." and as so amended and restated, such Certificate of Incorporation, as amended from time to time, will become the Certificate of Incorporation of the Company.

         Upon consummation of the Merger, and subject to the terms of the Merger Agreement, the Bylaws of Purchaser, as in effect immediately prior to the Merger, will become the Bylaws of the Company and will be amended to reflect the fact that the name of the Company from and after the Merger.

         Depending upon the number of Company Common Shares tendered and purchased pursuant to the Offer and other factors, the Company Common Shares may no longer meet the requirements for continued listing on the Nasdaq National Market and may be delisted from the Nasdaq Stock Market following the consummation of the Offer.

         If the Offer is consummated, the Company Common Shares may become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and Synopsys may cause it to be deregistered. The Company Common Shares will become eligible for such deregistration and Synopsys will cause it to be deregistered upon the consummation of the Merger.

         Other than as described in this Item 4, Synopsys currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. Synopsys intends to continue to review the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and to further consider, subject to the terms of the Merger Agreement, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

         The preceding summary of certain provisions of the Merger Agreement and the Stockholder Tender Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.           Interest in Securities of the Issuer.

      (a) Synopsys owns 40,562 exchangeable shares of Numerical Technologies Canada, Inc. (the "Exchangeable Shares") acquired in October 2000 when the Company acquired an entity in which Synopsys held an equity investment, each of which is exchangeable into one Company Common Share at any time. Not including Company Common Shares that the Stockholders may subsequently receive due to the exercise of options and including the 40,562 Exchangeable Shares owned by Synopsys, as a result of entering into the Stockholder Tender Agreement and accepting the proxies granted thereunder, as of January 21, 2003, Synopsys may be deemed to have beneficial ownership of an aggregate of 6,382,483 Company Common Shares that were either owned by the Stockholders or over which the Stockholders had the power to vote and dispose and that Synopsys may have the right to acquire. Such Company Common Shares represented approximately 18.9% of the outstanding Company Common Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of Synopsys under Section 13(d) of the Exchange Act.

         Including Company Common Shares that the Stockholders may subsequently receive due to the exercise of options and including the 40,562 Exchangeable Shares owned by Synopsys, as a result of entering into the Stockholder Tender Agreement and accepting the proxies granted thereunder, as of January 21, 2003, Synopsys may be deemed to have beneficial ownership of an aggregate of 7,090,103 Company Common Shares that were either owned by the Stockholders or over which the Stockholders had the power to vote and dispose and that Synopsys may have the right to acquire. Such Company Common Shares represented approximately
21.0% of the outstanding Company Common Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of Synopsys under Section 13(d) of the Exchange Act.

      All percentages of Company Common Shares beneficially owned described in this statement are based upon 33,712,870 Company Common Shares outstanding at January 21, 2003.

      See the description set forth under Item 4(a) of this statement, which is incorporated herein by reference.

         (b) Synopsys may be deemed to share with the signatories of the Stockholder Tender Agreement the power to vote the Subject Shares solely with respect to those matters described in Item 4 of this statement and in the Stockholder Tender Agreement, which are incorporated herein by reference.

         Synopsys may be deemed to share with the signatories of the Stockholder Tender Agreement the power to dispose of the Subject Shares subject thereto solely to the extent that the Stockholder Tender Agreement restricts the ability of the Stockholders to transfer the Subject Shares, as more fully described in
Item 4 of this statement and in the Stockholder Tender Agreement, which are incorporated herein by reference.

         However, Synopsys is not entitled to any rights as a stockholder of the Company in respect of the Subject Shares, and, therefore, Synopsys disclaims beneficial ownership of the Subject Shares.

         Synopsys has the sole power to vote and the power to dispose of the 40,562 Exchangeable Shares and the 40,562 Company Common Shares it may acquire upon exchange of the Exchangeable Shares.

         To the knowledge of Synopsys, none of the persons set forth on Schedule I hereto beneficially owns any Company Common Shares.

         (c) To the knowledge of Synopsys, no transactions in Company Common Shares have been effected during the past 60 days by either Synopsys or any person set forth on Schedule I hereto.

         (d) To the knowledge of Synopsys, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Company Common Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  See Item 4.

         Except as set forth in Item 4, neither Synopsys nor, to the best knowledge of Synopsys, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company or its subsidiaries.

Item 7.           Material to be Filed as Exhibits.


1 Agreement and Plan of Merger, dated as of January 12, 2003, among Synopsys, Inc., Neon Acquisition Corporation and Numerical Technologies, Inc., incorporated by reference herein from Exhibit 2.1 to the Company's Current Report on 8-K (File No. 000-30005), dated January 16, 2003. Schedules or similar attachments to this Exhibit have not been filed; upon request, Synopsys will furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule

2 Stockholder Tender Agreement, dated as of January 12, 2003, among Synopsys, Inc., William H. Davidow, Abbas El Gamal, Narendra K. Gupta, Harvey Jones, Thomas Kailath, Richard Mora, Yagyensh C. (Buno) Pati, Sushma Pat, Atul Sharan, Preethi Sharan and Yao-Ting Wang, incorporated by reference herein from Exhibit 2.2 to the Company's Current Report on 8-K (File No. 000-30005), dated January 16, 2003.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         January 22, 2003                     SYNOPSYS, INC.

                                              /s/ Steven K. Shevick
                                              ---------------------
                                              By:    Steven K. Shevick
                                              Title: Senior Vice President,
                                                     Finance

                                                                      Schedule I

               Directors and Executive Officers of Synopsys, Inc.

         The following table sets forth the names and principal occupations of the directors and executive officers of Synopsys. The business address for each person is 700 East Middlefield Road, Mountain View, California 94043.


Name and Position with Synopsys                      Present Principal Occupation or Employment and Employment History
-------------------------------                      -----------------------------------------------------------------
Aart J. de Geus,                                     Dr. Aart J. de Geus co-founded Synopsys and currently serves as Chief Executive
Chairman of the Board and Chief Executive Officer    Officer and Chairman of the Board of Directors. Since the inception of Synopsys in December 1986, he has held a variety of positions including Senior Vice
                                                     President of Engineering and Senior Vice President of Marketing. From 1986 to
                                                     1992, Dr. de Geus served as Chairman of the Board. He served as President from
                                                     1992 to 1998. Dr. de Geus has served as Chief Executive Officer since January
                                                     1994 and has held the additional title of Chairman of the Board since February
                                                     1998. He has served as a Director since 1986. From 1982 to 1986, Dr. de Geus was employed by General Electric Corporation, where he was the Manager of the
                                                     Advanced Computer-Aided Engineering Group. Dr. de Geus holds an M.S.E.E. from the Swiss Federal Institute of Technology in Lausanne, Switzerland and a Ph.D.
                                                     in electrical engineering from Southern Methodist University.

Chi-Foon Chan,                                       Dr. Chi-Foon Chan joined Synopsys as Vice President of Application Engineering
President, Chief Operating Officer and Director      & Services in May 1990. Since April 1997 he has served as Chief Operating
                                                     Officer and since February 1998 he has held the additional title of President.
                                                     Dr. Chan also became a Director of the Company in February 1998. From
                                                     September 1996 to February 1998 he served as Executive Vice President, Office of the President. From February 1994 until April 1997 he served as Senior Vice
                                                     President, Design Tools Group and from October 1996 until April 1997 as Acting
                                                     Senior Vice President, Design Reuse Group. Additionally, he has held the titles of Vice President, Engineering and General Manager, DesignWare
                                                     Operations and Senior Vice President, Worldwide Field Organization. From March
                                                     1987 to May 1990, Dr. Chan was employed by NEC Electronics, where his last position was General Manager, Microprocessor Division. From 1977 to 1987, Dr.
                                                     Chan held a number of senior engineering positions at Intel Corporation. Dr.
                                                     Chan holds an M.S. and Ph.D. in computer engineering from Case Western Reserve
                                                     University.

Vicki L. Andrews,                                    Vicki L. Andrews joined Synopsys in May 1993 and currently serves as Senior
Senior Vice President, Worldwide Sales               Vice President, Worldwide Sales. Before holding that position, she served in a number of senior sales roles at Synopsys, including Vice President, Global and
                                                     Strategic Sales, Vice President, North America Sales and Director, Western
                                                     United States Sales. She has more than 18 years of experience in the EDA industry. Ms. Andrews holds a B.S. in biology and chemistry from the University of Miami.

Steven K. Shevick,                                   Steven K. Shevick joined Synopsys in July 1995 and currently serves as Senior
Senior Vice President, Finance and Chief             Vice President, Finance and Chief Financial Officer, and as the Company
   Financial Officer                                 Secretary. Mr. Shevick was appointed Senior Vice President and Chief Financial
                                                     Officer in January 2003. From October 1999 to January 2003, he was Vice
                                                     President, Investor Relations and Legal and Secretary. From March 1998 to
                                                     October 1999, he was Vice President, Legal, General Counsel and Assistant
                                                     Corporate Secretary. From July 1995 to March 1998 he served as Deputy General
                                                     Counsel and Assistant Corporate Secretary. Mr. Shevick holds an A.B. from
                                                     Harvard College and a J.D. from Georgetown University Law Center.

Andy D. Bryant,                                      Andy D. Bryant has been a Director of Synopsys since January 1999 and currently
Director                                             serves as Executive Vice President and Chief Financial and Enterprise Services
                                                     Officer of Intel Corporation, with responsibility for financial operations, human resources, information technology and e-business functions and activities worldwide. Mr. Bryant joined Intel in 1981 as Controller for the Commercial
                                                     Memory Systems Operation and in 1983 became Systems Group Controller. In 1987 he was promoted to Director of Finance for the corporation and was appointed
                                                     Vice President and Director of Finance of the Intel Products Group in 1990. Mr.
                                                     Bryant became CFO in February of 1994 and was promoted to Senior Vice President in January 1999. Mr. Bryant expanded his role to Chief Financial and Enterprise
                                                     Services Officer in December 1999. He was promoted to Executive Vice President in January 2001. Prior to joining Intel, he held positions in finance at Ford
                                                     Motor Company and Chrysler Corporation. Mr. Bryant holds a B.A. in economics from the University of Missouri and an M.B.A. in finance from the University of
                                                     Kansas. Mr. Bryant is a director of Convera Corporation, a provider of content management solutions.

Deborah A. Coleman,                                  Deborah A. Coleman has been a Director of Synopsys since November 1995. Ms.
Director                                             Coleman is co-founder and currently General Partner of SmartForest Ventures in
                                                     Portland, Oregon. Ms. Coleman was Chairman of the Board of Merix Corporation, a
                                                     manufacturer of printed circuit boards, from May 1994, when it was spun off from Tektronix, Inc., until September 2001. She also served as Chief Executive
                                                     Officer of Merix from May 1994 to September 1999 and as President from March
                                                     1997 to September 1999. Ms. Coleman joined Merix from Tektronix, a diversified electronics corporation, where she served as Vice President of Materials
                                                     Operations, responsible for worldwide procurement, distribution, component engineering and component manufacturing operation. Prior to joining Tektronix in November 1992, Ms. Coleman was with Apple Computer, Inc. for eleven years, where she held several executive positions, including Chief Financial Officer,
                                                     Chief Information Officer and Vice President of Operations. She is a Director
                                                     of Applied Materials, Inc., a manufacturer of semiconductor fabrication equipment.

Bruce R. Chizen,                                     Bruce R. Chizen has been a Director of Synopsys since April 2001. Mr. Chizen
Director                                             has served as President of Adobe Systems Incorporated, a provider of graphic design, publishing, and imaging software for Web and print production, since
                                                     April 2000 and as Chief Executive Officer since December 2000. He joined Adobe
                                                     Systems in August 1994 as Vice President and General Manager, Consumer
                                                     Products Division and in December 1997 became Senior Vice President and
                                                     General Manager, Graphics Products Division. In August 1998 Mr. Chizen was
                                                     promoted to Executive Vice President, Products and Marketing. From November
                                                     1992 to February 1994 he was Vice President and General Manager, Claris Clear
                                                     Choice for Claris Corp., a wholly-owned subsidiary of Apple Computer. He is a
                                                     Director of Adobe Systems Incorporated and Viewpoint Corporation, a provider of advanced 3D product visualization and marketing solutions.

A. Richard Newton,                                   Dr. A. Richard Newton has been a Director of Synopsys since January 1995.
Director                                             Previously, Dr. Newton was a Director of Synopsys from January 1987 to June
                                                     1991. Dr. Newton has been a Professor of Electrical Engineering and Computer
                                                     Sciences at the University of California at Berkeley since 1979 and is currently Dean of the College of Engineering. From July 1999 to June 2000, Dr.
                                                     Newton was Chair of the Electrical Engineering and Computer Sciences
                                                     Department. Since 1988 Dr. Newton has acted as a Venture Partner with Mayfield
                                                     Fund, a venture capital partnership, and has contributed to the evaluation and development of over two dozen new companies. From November 1994 to July 1995 he was acting President and Chief Executive Officer of Silicon Light Machines,
                                                     a private company which has developed display systems based on the application of micromachined silicon light-valves. Dr. Newton is also a Director of
                                                     Simplex Solutions, Inc., which provides software and services for integrated circuit design and verification. Mr. Newton is a citizen of Australia.

Sasson Somekh,                                       Dr. Sasson Somekh has been a Director of Synopsys since January 1999. He is
Director                                             Executive Vice President of Applied Materials, Inc., a manufacturer of semiconductor fabrication equipment. From December 1993 to November 2000, Dr.
                                                     Somekh served as Senior Vice President. Dr. Somekh served as Group Vice
                                                     President from 1990 to 1993. Prior to that, he was a divisional Vice President.
                                                     Dr. Somekh joined Applied Materials in 1980 as a Project Manager.

Steven C. Walske,                                    Steven C. Walske has been a Director of Synopsys since December 1991. Mr.
Director                                             Walske has been Chief Business Strategist of Parametric Technology
                                                     Corporation, a supplier of software products for mechanical computer aided engineering, since June 2000 and served as Chairman, Chief Executive Officer and a Director from August 1994 until June 2000. From December 1986 to August
                                                     1994 Mr. Walske served as President and Chief Executive Officer of that company.


                                                                 EXHIBIT INDEX

Exhibit Number    Description

1 Agreement and Plan of Merger, dated as of January 12, 2003, among Synopsys, Inc., Neon Acquisition Corporation and Numerical Technologies, Inc., incorporated by reference herein from Exhibit 2.1 to the Company's Current Report on 8-K (File No. 000-30005), dated January 16, 2003. Schedules or similar attachments to this Exhibit have not been filed; upon request, Synopsys will furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule.

2 Stockholder Tender Agreement, dated as of January 12, 2003, among Synopsys, Inc., William H. Davidow, Abbas El Gamal, Narendra K. Gupta, Harvey Jones, Thomas Kailath, Richard Mora, Yagyensh C. (Buno) Pati, Sushma Pat, Atul Sharan, Preethi Sharan and Yao-Ting Wang, incorporated by reference herein from Exhibit 2.2 to the Company's Current Report on 8-K (File No. 000-30005), dated January 16, 2003.